September 18, 2008

Commentary on the U.S. Government Takeover

of American International Group, Inc. (AIG)

The U.S. capital markets are continuing to experience a period of unprecedented turmoil, which has led most recently to the government takeover of AIG. As of September 16, 2008, AIG was one of 81 stocks in the Dodge & Cox Stock Fund, the equity portion of the Dodge & Cox Balanced Fund and the Dodge & Cox Global Stock Fund, and one of 100 stocks in the Dodge & Cox International Stock Fund. The Funds’ diversification across sectors and companies has limited this event’s impact on performance. However, we believe it is important for our shareholders to understand how we have assessed the situation at AIG.

Our Investment Thesis Prior to the Government Takeover

As with all of our investments, we purchased the common stock and bonds of AIG based on our view of the strength of the company’s business franchise and its long-term prospects. AIG is the largest insurer in the world with powerful market positions in its areas of operation. The company’s insurance subsidiaries are highly rated and well capitalized. As the credit crisis has worsened in recent months, we have continued to evaluate the health of AIG’s businesses by talking with its competitors and customers, and assessed the strength of its core insurance businesses.

The greatest risk to AIG in recent months has been the worsening performance of its Financial Products subsidiary, AIGFP, which engages in the sale of credit default swaps on super senior tranches of loan pools and debt securities. We were aware that AIG had substantial obligations to post collateral with its swap counterparties if it were downgraded by ratings agencies. In recent weeks we met regularly to discuss the company’s evolving situation and spoke frequently with company management.

Based on company disclosures and discussions with rating agencies and independent research sources, we believed that the company had adequate liquidity to address its estimated collateral posting obligations of $14.5 billion and early swap termination payments of up to $5.4 billion following a downgrade of its long-term senior unsecured debt rating to its current level of A2/A-. At June 30, 2008, AIG had consolidated cash of $82 billion and cash available to the parent company of $37 billion.

As of June 30, 2008 AIG common stock represented 2.6% of the Dodge & Cox Stock Fund, 1.3% of the Dodge & Cox International Stock Fund, 1.9% of the Dodge & Cox Balanced Fund and 3.6% of the Dodge & Cox Global Stock Fund. Neither the Dodge & Cox Balanced Fund nor the Dodge & Cox Income Fund held AIG fixed income securities as of June 30, 2008.

As of September 16, 2008 AIG common stock represented 0.6% of the Dodge & Cox Stock Fund, 0.3% of the Dodge & Cox International Stock Fund, 0.4% of the Dodge & Cox Balanced Fund and 0.8% of the Dodge & Cox Global Stock Fund. In addition, as of September 16, 2008, AIG fixed income securities represented a 0.1% position in the Dodge & Cox Balanced Fund and a 0.2% position in the Dodge & Cox Income Fund.

The lower weightings in AIG are due to price depreciation.

Recent Government Action

In the days leading up to September 16, 2008, AIG’s share price declined significantly due to concerns about the company’s liquidity position. These liquidity concerns were compounded further by (i) the negative earnings announcement and subsequent bankruptcy filing of Lehman Brothers on September 15, (ii) related concerns that AIG would have to further mark down its various mortgage-related exposures and (iii) the rating agencies’ subsequent downgrade of AIG, which forced the company to post a significant amount of additional collateral with its swap counterparties.

At the end of the day on September 16, 2008, the Federal Reserve Board–with the support of the Treasury Department—authorized the Federal Reserve Bank of New York to lend up to $85 billion to AIG. The loan is secured by all the assets of the company, placing existing bonds of AIG in a subordinate position. In exchange, the U.S. government will receive a 79.9% equity interest in AIG, substantially diluting existing shareholders. The Board of Directors of AIG has approved this action.

We are continuing to analyze this unprecedented action by the Federal Reserve and Treasury Department and its impact on our investment in AIG.

In Closing

While this period presents many challenges for investors, we believe it is important to understand the most recent development with AIG in a broader context. For nearly 80 years, Dodge & Cox has adhered to a value oriented investment philosophy that has enabled the firm to weather periods of economic uncertainty and maintain a consistent focus on capital preservation for our clients. We consider both risks and opportunities when investing in companies and make an assessment about the likelihood of the risks materializing. However, when investing in securities, there is never a guarantee that risks, which appear to be discounted in a company’s stock price, won’t become greater. Dodge & Cox seeks to mitigate these risks by diversifying the Funds’ holdings across sectors.

As always, we welcome your comments and questions.

Dodge & Cox

The views expressed above reflect those of Dodge & Cox as of the date shown. Opinions expressed are subject to change without notice. The above is not a complete analysis of every material fact concerning any market, industry, or investment. Dodge & Cox does not guarantee the success of any investment decision or strategy it may use in the management of an account.

An investor should carefully consider a Fund’s investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com. Please read the prospectus carefully before investing.

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